Exhibit 3.2

CERTIFICATE OF CORRECTION

Exyn Technologies, Inc., a corporation organized and existing under and by virtue of the Delaware General Corporation Law (the “DGCL”), certifies as follows:

1.	The name of the corporation is Exyn Technologies, Inc. (the “Corporation”).

2.	That a Second Certificate of Amendment of Certificate of Incorporation (the “Certificate of Amendment”) to the Corporation’s Certificate of Incorporation (as amended, the “Existing Certificate”) was filed with the Secretary of State of the State of Delaware on April 6, 2026, and that the Certificate of Amendment requires correction as permitted by Section 103(f) of the DGCL.

3.	The inaccuracy or defect is a scrivener’s error reflecting an adjustment to the Corporation’s authorized shares of preferred stock, par value $0.0001 per share, pursuant to the approval by the Corporation’s board of directors and stockholders of a 1-for-25 reverse stock split of the Corporation’s outstanding shares of common stock, par value $0.0001 per share, effective as of the filing of the Certificate of Amendment with the Secretary of State of the State of Delaware.

4.	Article IV of the Existing Certificate is corrected to read as follows:

“The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) five-million-one-hundred-twenty-thousand (5,120,000) shares of common stock, par value $0.0001 per share (“Common Stock”), and (ii) seventy-four-million-three-hundred-eighty-two-thousand-seven-hundred-fourteen (74,382,714) shares of preferred stock, par value $0.0001 per share (“Preferred Stock”), of which 3,778,798 shares are designated Series A-1 Preferred Stock (“Series A-1 Preferred Stock”), 545,372 shares are designated Series A-2 Preferred Stock (“Series A-2 Preferred Stock”), 2,423,708 shares are designated Series A-3 Preferred Stock (“Series A-3 Preferred Stock”), 17,303,891 shares are designated Series A-4 Preferred Stock (“Series A-4 Preferred Stock”), 18,530,110 shares are designated Series B-1 Preferred Stock (“Series B-1 Preferred Stock”), and 31,800,835 shares are designated Series B-2 Preferred Stock (“Series B-2 Preferred Stock”).

At the time this Second Certificate of Amendment of Certificate of Incorporation (the “Amended Certificate”) shall become effective, every twenty-five (25) shares of Common Stock issued and outstanding at such time shall be, and hereby is, combined, converted, changed and reconstituted into one (1) fully paid and non-assessable share of Common Stock (after aggregating all shares of Common Stock held by each holder), rounded down to the nearest whole share (the “Reverse Split”). Each outstanding stock certificate of the Corporation which, immediately prior to the time this Amended Certificate shall become effective, represented one (1) or more shares of Common Stock shall thereafter be deemed to represent the appropriate number of shares of Common Stock taking into account the Reverse Split until such old stock certificate is exchanged for a new stock certificate reflecting the appropriate number of shares resulting from the Reverse Split. All references in this Amended Certificate, including all share numbers and prices herein, reflect the Reverse Split.”

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Correction to be executed by its Chief Executive Officer as of April 8th, 2026.

By:	/s/ Brandon Torres Declet
Name: Brandon Torres Declet
Title: Chief Executive Officer

[Signature Page to Certificate of Correction]